PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 7. Financial Statements

SAGOON, INC. AND SUBSIDIARY

TABLE OF CONTENTS

Consolidated Financial Statements as of December 31, 2016 and 2015, and for the years then ended:

To the Stockholders of

Sagoon, Inc. and Subsidiary

Woodbridge, Virginia

INDEPENDENT AUDITOR’S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Sagoon, Inc. and subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

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Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sagoon, Inc. and subsidiary as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception, has sustained net losses of $624,524 and $536,184 for the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $1,744,706 and $1,120,182 as of December 31, 2016 and 2015, respectively. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $297,611 and $418,023 as of December 31, 2016 and 2015, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Denver, Colorado

May 24, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

3

SAGOON, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
Assets
Current assets:
Cash	$295,383	$29,521
Current assets	295,383	29,521

Property and equipment, net	14,322	19,858
Deferred offering costs	35,000	-
Other assets	4,520	4,520
Total assets	$349,225	$53,899

Liabilities and Stockholders' Deficit
Accounts payable	$34,329	$13,930
Accrued liabilities	83,437	23,263
Notes payable	66,949	162,449
Related party notes payable	408,279	247,902
Current liabilities	592,994	447,544

Notes payable - net of discounts of $10,785	538,715	-
Convertible debt - net of discounts of $37,380	72,620	-
Total liabilities	1,204,329	447,544

Commitments and contingencies

Stockholders' Deficit:
Common stock, par value $0.0001, 4,000,000 shares authorized; 3,360,800 shares issued and outstanding as of December 31, 2015	-	336
Class A common stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at December 31, 2016	236	-
Class B common stock; par value $0.0001; 1,639,000 shares authorized, 999,800 issued and outstanding at December 31, 2016	100	-
Class C common stock; par value $0.0001; 1,000,000 shares authorized, 8,501 issued and outstanding at December 31, 2016	1	-
Additional paid-in capital	889,265	726,201
Accumulated deficit	(1,744,706)	(1,120,182)
Total stockholders' deficit	(855,104)	(393,645)
Total liabilities and stockholders' deficit	$349,225	$53,899

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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SAGOON, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

Revenues	$-	$-

Operating expenses:
General and administrative	270,887	228,087
Sales and marketing	39,313	37,327
Research and development	228,895	235,958
Total operating expenses	539,095	501,372

Operating loss	(539,095)	(501,372)

Other expense:
Interest expense	(85,429)	(34,812)
Total other expense	(85,429)	(34,812)

Loss before provision for income taxes	(624,524)	(536,184)

Provision for income taxes	-	-

Net loss	$(624,524)	$(536,184)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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SAGOON, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock		Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-	Accumulated	Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	in Capital	Deficit	Deficit
December 31, 2014	2,795,210	$280	-	$-	-	$-	-	$-	$357,036	$(583,998)	$(226,682)

Common stock issued for cash	565,590	56	-	-	-	-	-	-	267,136	-	267,192
Fair value of officer services		-	-	-	-	-	-	-	82,000	-	82,000
Imputed interest on related party notes	-	-	-	-	-	-	-	-	20,029	-	20,029
Net loss	-	-	-	-	-	-	-	-	-	(536,184)	(536,184)
December 31, 2015	3,360,800	336	-	-	-	-	-	-	726,201	(1,120,182)	(393,645)

Common Stock
Allocation of common stock	(3,360,800)	(336)	2,361,000	236	999,800	100	-	-	-	-	-
Class C common stock issued for cash	-	-	-	-	-	-	8,501	1	27,350	-	27,351
Class B common stock repurchased	-	-	-	-	(10,000)	-	-	-	(5,000)	-	(5,000)
Fair value of officer services	-	-	-	-	-	-	-	-	82,000	-	82,000
Imputed interest on related party notes	-	-	-	-	-	-	-	-	21,393	-	21,393
Beneficial conversion feature	-	-	-	-	-	-	-	-	37,321	-	37,321
Net loss	-	-	-	-	-	-	-	-	-	(624,524)	(624,524)
December 31, 2016	-	$-	2,361,000	$236	989,800	$100	8,501	$1	$889,265	$(1,744,706)	$(855,104)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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SAGOON, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(624,524)	$(536,184)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,536	4,882
Fair value of officer services	82,000	82,000
Imputed interest on notes payable	21,393	20,029
Amortization of debt discount	5,611	-
Changes in operating assets and liabilities:
Accounts payable	20,399	13,018
Accrued liabilities	60,174	23,263
Deferred offering costs	(51,455)	-
Net cash used in operating activities	(480,866)	(392,992)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(4,273)
Net cash used in investing activities	-	(4,273)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	27,351	267,192
Repurchases of common stock	(5,000)	-
Proceeds from convertible notes payable	110,000	-
Proceeds from notes payable	456,000	154,349
Repayment of notes payable	(2,000)	-
Proceeds from related party notes payable	234,550	-
Repayment of related party notes payable	(74,173)	(4,929)
Net cash provided by financing activities	746,728	416,612

Increase in cash and cash equivalents	265,862	19,347
Cash and cash equivalents, beginning of year	29,521	10,174
Cash and cash equivalents, end of year	$295,383	$29,521

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non cash investing and financing activities:
Beneficial conversion feature on convertible notes payable	$37,321	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

7

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the “Company”) was incorporated in the State of Delaware on December 29, 2006 (“Inception”). The Company’s primary operations are in India.

The Company is one of the newest social media platforms on the market, and enables users to make a true connection, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media. Nowhere on the host of other social media platforms available on the market do users automatically receive an online shopping card that allows users to earn money, spend money and redeem coupons or gift their loved ones while they socialize.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America and are presented in United States Dollars (“USD”) using the accrual basis of accounting. Outlined below are those policies considered particularly significant.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of December 31, 2016 has incurred cumulative net losses of $1,744,706 since inception and has a working capital deficit of $297,611. The Company currently has limited liquidity, and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its operations.

8

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

9

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2016 and 2015, the Company' s cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed under the laws of the nation of India. All significant intercompany transactions have been eliminated in the consolidation.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no common stock equivalents as of December 31, 2016 and 2015.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Deferred Rent

The Company accounts for lease rentals that have either escalating rents or a portion of free rent on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of December 31, 2016 and 2015, the Company's liability related to such was $3,059 and $0, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

Revenue Recognition

The Company is in the development stage and has yet to realize revenues from operations.  Once the Company has commenced operations, it will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

10

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock-based Compensation

As of December 31, 2016, the Company has not issued any share-based payments to its employees or third-party consultants. The Company will account for stock options issued to employees and consultants under ASC 718 Compensation-Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period.

The Company will measure compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

11

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder’s deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2016 and 2015, the foreign currency translation was immaterial due to the limited amount of assets and liabilities related to our foreign subsidiary.

Recently Issued Accounting Guidance

In May 2014, and later amended in August 2015, the Financial Accounting Standards Board (“FASB”) issued new Accounting Standards Update (“ASU”) regarding revenue recognition under GAAP. This new guidance will supersede nearly all existing revenue recognition guidance and, and is effective for public entities for annual and interim periods beginning after December 31, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of this new guidance on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

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NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 and 2015 consisted of the following:

	2016	2015
Computers and software	$23,966	$23,966
Furniture	5,000	5,000
Less: Accumulated depreciation	(14,644)	(9,108)
Property and equipment, net	$14,322	$19,858

Depreciation expense for the years ended December 31, 2016 and 2015 was $5,536 and $4,882, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of December 31, 2016, the Company owed principal and accrued interest of $66,949 and $32,233, respectively. As of December 31, 2015, the Company owed principal of $66,949 and accrued interest of $10,926. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. Interest expense for the years ended December 31, 2016 and 2015 was $21,307 and $10,926, respectively.

Commencing on September 1, 2015 and through December 31, 2016, the Company borrowed a total of $249,500 from a third party to be used in operations. Under the terms of the agreement, the note incurs interest at 8.0% per annum and is due on demand. As of December 31, 2016, the Company owed principal and accrued interest of $249,500 and $22,117, respectively. As of December 31, 2015, the Company owed principal of $95,500 and accrued interest of $2,547, respectively. Interest expense for the years ended December 31, 2016 and 2015 was $19,570 and $2,547, respectively. In addition, the Company provided the holder with the right to purchase future shares of common stock at a 25% discount to the then fair market value. The agreement doesn't provide for the number of shares or time table to which the right is available. Subsequent to year end, the holder elected to convert all outstanding principal and interest into Class C common stock, see Note 9 for additional information. The Company has reflected the principal balance of $249,500 as a long term liability due to the subsequent conversion.

Commencing on October 28, 2016, the Company borrowed a total of $300,000 from a third party to be used in operations. The Company received proceeds of $288,546, net of closing costs. Under the terms of the agreement, the loan is an interest only loan and incurs interest at 12% per annum with interest due monthly and the principal due October 1, 2018. The loan is secured by real property held by the co-founder. As of December 31, 2016, the Company owed principal of $300,000 and accrued interest of $5,710. Interest expense for the year ended December 31, 2016 was $5,710. The discount is being amortized using the straight-line method over the term of the note payable. During the year ended December 31, 2016, the Company amortized $669 of the discount to interest expense. As of December 31, 2016, a discount of $10,785 remained. The Company has reflected the note payable as long-term on the accompanying consolidated balance sheet.

13

Convertible Notes Payable

During the year ended December 31, 2016, the Company received proceeds of $110,000 related to issuances of convertible notes payable to five holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of issuance and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $37,321 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the year ended December 31, 2016, the Company amortized $4,941 of the discount to interest expense. As of December 31, 2016, a discount of $37,380 remained. Interest expense for the year ended December 31, 2016 was $4,640 with $4,640 in accrued interest due as of December 31, 2016.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. During the year ended December 31, 2016, the Company received $90,000 in proceeds, for which $15,000 in repayments have been made, which have interest rates varying from 8-12% per annum and maturing at various times in 2017. The remaining proceeds received in 2016 were non-interest bearing. As of December 31, 2016 and 2015, principal amounts due to the Chief Executive Officer and shareholders under these loans was $408,279 and $247,902, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2016 and 2015, the Company recorded imputed interest expense related to these loans of $21,393 and $20,029, respectively. Interest expense for the year ended December 31, 2016 was $6,000 with $6,000 in accrued interest due as of December 31, 2016.

NOTE 5 - STOCKHOLDERS' DEFICIT

Until June 2, 2016 the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5 million for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

During the years ended December 31, 2016 and 2015, the Company sold 8,501 and 565,590 shares of common stock for cash proceeds of $27,351 and $267,192, respectively.

The costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense. As of December 31, 2016, the Company had capitalized offering costs of $35,000.

During the years ended December 31, 2016 and 2015, the Company repurchased 10,000 and 0 shares of common stock for cash of $5,000 and $0, respectively.

14

During the years ended December 31, 2016 and 2015, the Chief Executive Officer contributed services with a fair market value of $82,000 and $82,000, respectively. The Company determined the fair market value of the Chief Executive Officers services to be $120,000 per year. The contributed services are recorded net of amounts paid of $36,000 per year to the Chief Executive Officer.

See Note 4 for discussion related to imputed interest.

NOTE 6 - INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31, 2016 and 2015:

	2016	2015
Income tax benefit attributable to:
Net loss	$(212,338)	$(182,303)
Permanent differences	37,061	34,690
Valuation allowance	175,277	147,613
Net provision for income tax	$-	$-

Net deferred tax assets consisted of the following components as of December 31, 2016 and 2015:

	2016	2015
Deferred tax asset attributable to:
Net operating loss carryover	$475,426	$300,149
Valuation allowance	(475,426)	(300,149)
Net deferred tax asset	$-	$-

During the years ended December 31, 2016 and 2015, the valuation allowance increased by $175,277 and $57,246, respectively.  At December 31, 2016, the Company had approximately $1,398,000 of federal and state gross net operating losses available. The net operating loss carry forward, if not utilized, will begin to expire in 2033 for federal and state purposes.

Based on the available objective evidence, including the Company’s limited operating history and current liabilities in excess of assets, management believes it is more likely than not that the net deferred tax assets at December 31, 2016 and 2015, will not be fully realizable. Due to the uncertainty surrounding realization of the deferred tax asset, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2016 and 2015.

The Company files income tax returns in the U.S. and Indian jurisdiction. Income tax returns filed for fiscal years 2012 and earlier are not subject to examination by U.S. federal state tax authorities. Income tax returns for fiscal years 2012 through 2016 remain open to examination by tax authorities in the U.S. and India. The Company believes that it has made adequate provisions for all income tax uncertainties pertaining to these open tax years.

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NOTE 7 - COMMITMENTS AND CONTINGENCIES

Consulting

During December 2016, the Company entered into an agreement for placement and advisory services related to the Company’s offering. The Company is obligated to pay a monthly fee of $15,000 for five months for these services commencing in March 2017.

Operating Lease

During December 2016, the Company entered into a non-cancelable operating lease agreement to lease office space in India. The Company received the first 5 months free, thus, accrued rent of $3,059 is recorded as of December 31, 2016. Future annual minimum payments for the non-cancellable lease as of December 31, 2016 are as follows:

Years ending December 31:

2017	$53,463
2018	79,976
2019	76,470
$209,909

The Company leases office space for its operations under a lease which has a term of one year or less. Rent expense for the year ended December 31, 2016 was $15,059. During 2016, the Company paid $12,000 to its CEO for rent.

NOTE 8 - RELATED PARTY TRANSACTIONS

See Notes 4, 5, and 7 for discussion of transactions with related parties.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent to year end, during February 2017, the Company borrowed an additional $47,000 from an existing note holder to be used in operations. Additionally, on March 27, 2017, the same note holder converted the note into 127,747 Class C shares at a price of $2.80 per share. The Company is still in the process of determining the accounting impact, however it expects to record additional interest expense related to the conversion.

The Company has evaluated events subsequent to the filing date and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodbridge, State of Virginia, on May 25, 2017.

Sagoon, Inc.

By: /s/ Govinda Giri
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By: /s/ Govinda Giri
Govinda Giri
Chief Executive Officer and Sole Director
May 25, 2017

By: /s/ Laxman Pradhan
Laxman Pradhan, CPA
Interim Chief Financial Officer and Chief Accounting Officer
May 25, 2017

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